pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Engineer Contracted for Independent Analysis

Vancouver BC,  October 12, 2021:  Pacific Booker Minerals Inc is pleased to announce that Kent Zehr, Registered Professional Engineer, has agreed to provide services for a 3 month period to research and prepare a report on the work necessary to prepare for the construction phase of the Morrison mine project.

Mr. Zehr has worked in the industry for over 50 years and has performed many duties during his career (Junior Engineer, Supervisor, Industrial Engineer, General Foreman, Chief Electrician, Manager, Electrical and Instrumentation Maintenance, Mining and Extraction Plant Engineer, Surface Mine Maintenance Superintendent, Surface Mine Manager, Director of Production, General Manager, Construction coordinator/manager, Surface Maintenance Superintendent, Manager, Electrical and Instrumentation Maintenance, Extraction, Project Manager, Project Director, Commissioning Coordinator, and Senior Advisor).  He has worked for Iron Ore Company of Canada, McIntyre Mines Ltd, Syncrude Canada Ltd, Advocate Mines Ltd, Suncor Energy Inc, Imperial Oil Resource Venture Ltd and others.

PBM looks forward to an independent review of the current status of the project in preparation for proceeding once the decision is made on the EAC for the project.

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On Behalf of the Board of Directors

"John Plourde"

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.